UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 24, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Little Sioux Corn Processors, L.L.C.

File No. 000-50270 - CF# 13930

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Little Sioux Corn Processors, L.L.C. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10 filed on May 1, 2003.

Based on representations by Little Sioux Corn Processors, L.L.C. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 6.1	through February 19, 2006
Exhibit 6.3	through May 1, 2004
Exhibit 6.4	through December 26, 2011
Exhibit 6.5	through July 16, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela A. Long
Assistant Director